BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
ir@berkleyresources.com

January 29, 2007
Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)
Frankfurt W8O

PRESS RELEASE

BERKLEY RESOURCES INC. REPORTS SUCCESS IN ITS WINTER DRILLING PROGRAM AT SENEX AND CONTINUED PROGRESS IN THE LICENCING PROCESS AT CROSSFIELD.

Senex Area, Alberta (Townships 92/93 Ranges 6/7 W5M):

Berkley Resources Inc. (the “Company”) (20%) and its 80% operating partner, Onefour Energy Ltd., have now completed a total of five Keg River productive oilwells in the Senex Area of north central Alberta. Three other Keg River tests were unsuccessful in the target formation, however two of these wells have good Slave Point sections and will become part of the Slave Point enhanced recovery project which is awaiting Regulatory approval. The third unsuccessful Keg River well has been converted to a water disposal well essential to the operation of the jointly owned battery located at 13-31-92-6 W5M. The Operator will now focus on stabilizing production from the five Keg River oilwells and complete the plumbing needed to inject water into the Slave Point formation when Regulatory approval is received (which is expected day-to-day).

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The complicated licencing process is continuing with good progress being made. The Company projects that the Licencing Application will result in a Board Hearing in April/May 2007 with drilling permitted for October 2007.

Financial

As previously reported the Company was successful in raising $3.93 million @ $0.90 per share with a mixture of flow through and non-flow through shares. The funds were used in the above Keg River and Slave point target formation work within the Senex area.

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill, C.A., President & COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.